EXHIBIT 99.1

VIA SEDAR

July 14, 2016

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Subject :	Neptune Technologies & Bioressources inc. (the “Corporation”)
Report on the Voting Results, in accordance with article 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual and special meeting of shareholders of the Corporation held on July 12, 2016 (the “AGM”), this report presents the items voted on during the AGM and the corresponding voting results, in accordance with article 11.3 of Regulation 51-102. For more detailed information on the proposals submitted to the shareholders, please refer to the Proxy Management Circular of the Corporation dated June 14, 2016.

According to the scrutineers reports, being present in person or by proxy, were the holders of 41,722,608 common shares, or 53.51%, of the 77,974,648 common shares issued and outstanding on May 31, 2016, the record date for the AGM.

1.	Election of the directors of the Corporation for the ensuing year

	Votes in Favor	% In Favor	Votes Withheld	% Withheld
Katherine Crewe	19,583,612	98.35%	329,155	1.65%
Ronald Denis	19,558,541	98.22%	354,226	1.78%
Pierre Fitzgibbon	19,710,213	98.98%	202,554	1.02%
James S. Hamilton	19,698,726	98.93%	214,041	1.07%
John M. Moretz	19,688,740	98.87%	224,027	1.13%
Victor Neufeld	17,855,661	89.67%	2,057,106	10.33%
François R. Roy	19,538,051	98.12%	374,716	1.88%
Richard P. Schottenfeld	19,506,660	97.96%	406,107	2.04%
Leendert H. Staal	19,641,452	98.64%	271,315	1.36%

1 of 2

2.	Appointment of KPMG LLP for the ensuing year and to authorize the directors of the Corporation to fix their remuneration

Votes in Favor	% In Favor	Votes Withheld	% Withheld
41,637,402	99.80%	84,206	0.20%

3.	Ordinary resolution (the text of which is reproduced in the accompanying management proxy circular and described in section “Particulars of Matters to be Acted Upon” under “Renewal of Equity Incentive Plan”) approving the Corporation’s equity incentive plan, as approved by the board of directors of the Corporation on May 25, 2016

Votes in Favor	% In Favor	Votes Against	% Aganist
19,231,710	96.58%	681,057	3.42%

Sincerely,

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger

Director, Corporate Affairs and Corporate Secretary

2 of 2